Exhibit 99

Supplemental Discussion of Pro forma Harrah’s Operating Company Results

On January 28, 2008, Harrah’s Entertainment was acquired by affiliates of Apollo Global Management, LLC (“Apollo”) and TPG Capital, LP (“TPG”) in an all cash transaction, hereinafter referred to as the “Merger,” A substantial portion of the financing of the Merger is comprised of bank and bond financing obtained by Harrah’s Operating Company, Inc. (“HOC”), a wholly-owned subsidiary of Harrah’s Entertainment. This financing is neither secured nor guaranteed by Harrah’s Entertainment’s other wholly-owned subsidiaries, including certain subsidiaries that own properties that are secured under $6.5 billion of commercial mortgaged-backed securities (“CMBS”) financing. Therefore, we believe it is meaningful to provide pro forma information pertaining solely to the consolidated financial position and results of operations of HOC and its subsidiaries.

In connection with the CMBS financing for the Merger, HOC spun off to Harrah’s Entertainment the following casino properties and related operating assets: Harrah’s Las Vegas, Rio, Flamingo Las Vegas, Harrah’s Atlantic City, Showboat Atlantic City, Harrah’s Lake Tahoe, Harveys Lake Tahoe and Bill’s Lake Tahoe. We refer to this spin-off as the “CMBS Spin-Off.” Subject to regulatory approvals that could not be obtained prior to the closing of the Merger, Paris Las Vegas and Harrah’s Laughlin and their related operating assets will be spun out of HOC to Harrah’s Entertainment and Harrah’s Lake Tahoe, Harveys Lake Tahoe, Bills Lake Tahoe and Showboat Atlantic City and their related operating assets will be transferred to HOC from Harrah’s Entertainment. We refer to this spin-off and transfer as the “Post-Closing CMBS Transaction.” We anticipate that the Post-Closing CMBS Transaction will occur during the second quarter of 2008.

We refer to the CMBS Spin-Off and the Post-Closing CMBS Transaction as the “CMBS Transactions.”

Additionally, in connection with the CMBS Transactions and the Merger, London Clubs and its subsidiaries, with the exception of the subsidiaries related to London Clubs South Africa operations, became subsidiaries of HOC. The South African subsidiaries are expected to become subsidiaries of HOC in second quarter 2008. We refer to these transfers collectively as “the London Clubs Transfer.”

OPERATING RESULTS AND DEVELOPMENT PLANS FOR HOC

Except as otherwise specified, the results of operations and other financial information included in this section are adjusted to reflect the pro forma effect of the CMBS Transactions as if they had occurred on January 1, 2007. Pro forma adjustments relate primarily to the removal of the historical results of the CMBS properties after giving effect to the Post-Closing CMBS Transaction and other direct subsidiaries of Harrah’s Entertainment and do not include acquisition and financing adjustments and allocations of certain unallocated corporate costs that are being allocated to each group subsequent to the Merger. We believe that this is the most meaningful way to comment on HOC’s results of operations.

The following discussion of HOC’s results does not address what its pro forma results of operations and other financial information would be if the Post-Closing CMBS Transaction does not occur. See “Financial and Other Information Related to the Post-Closing CMBS Transaction” for information about HOC and its pro forma financial results if the Post-Closing CMBS Transaction does not occur.

Overall HOC Results

The following tables represent HOC’s pro forma condensed combined balance sheet as of March 31, 2008, and its pro forma condensed combined statements of operations for the three month periods ended March 31, 2008 and 2007, taking into consideration the CMBS Spin-Off, the London Clubs Transfer and the Post-Closing CMBS Transaction. Additionally, the statement of operations for the three months ended March 31, 2008, presents HOC’s results combined for the successor and predecessor periods.

Harrah’s Operating Company, Inc.

Unaudited Condensed Pro Forma Combined Balance Sheet

As of March 31, 2008

(In millions)	Historical Harrah’s Entertainment (1)	HET Parent and Other Harrah’s Entertainment Subsidiaries and Accounts (2)	Harrah’s Operating(3)	Post-Closing CMBS Transaction(4)	Harrah’s Operating for the Post- Closing CMBS Transaction
ASSETS
Current assets
Cash and cash equivalents	$1,362.3	$(388.5)	$973.8	$20.4	$994.2
Receivables, net of allowance for doubtful accounts	404.9	(102.1)	302.8	5.4	308.2
Deferred income taxes	143.0	(35.6)	107.4	10.6	118.0
Prepayments and other	253.0	(90.1)	162.9	(3.7)	159.2
Inventories	69.7	(19.0)	50.7	(0.1)	50.6

Total current assets	2,232.9	(635.3)	1,597.6	32.6	1,630.2

Land, buildings, riverboats and equipment, net of accumulated depreciation	17,504.7	(4,978.3)	12,526.4	(468.8)	12,057.6
Assets held for sale	2.8	—	2.8	—	2.8
Goodwill and intangible assets	16,005.3	(3,389.5)	12,615.8	(303.6)	12,312.2
Deferred costs and other	1,342.1	(348.4)	993.7	25.1	1,018.8

	$37,087.8	$(9,351.5)	$27,736.3	$(714.7)	$27,021.6

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$394.3	$(40.7)	$353.6	$10.9	$364.5
Accrued expenses	1,485.7	(314.6)	1,171.1	2.1	1,173.2
Current portion of long-term debt	81.3	(1.4)	79.9	—	79.9

Total current liabilities	1,961.3	(356.7)	1,604.6	13.0	1,617.6
Liabilities held for sale	0.6	—	0.6	—	0.6
Long-term debt	23,854.0	(6,507.7)	17,346.3	(0.3)	17,346.0
Deferred credits and other	765.8	(38.8)	727.0	16.2	743.2
Deferred income taxes	4,496.5	(1,091.8)	3,404.7	(210.0)	3,194.7

	31,078.2	(7,995.0)	23,083.2	(181.1)	22,902.1
Minority interests	56.1	(5.6)	50.5	—	50.5
Commitments and contingencies
Preferred stock	2,045.9	(2,045.9)	—	—	—
Stockholders’ equity	3,907.6	695.0	4,602.6	(533.6)	4,069.0

	$37,087.8	$(9,351.5)	$27,736.3	$(714.7)	$27,021.6

(1)	Represents the financial information of Harrah’s Entertainment.
(2)	Represents the removal of (i) the financial information of subsidiaries of Harrah’s Entertainment that are not a component of HOC, namely, captive insurance companies, South Africa interests, and the CMBS properties, and (ii) account balances at Harrah’s Entertainment.
(3)	Represents the financial information of HOC.
(4)	Reflects the exchange of certain operating assets and liabilities between Harrah’s Operating and the CMBS properties subsequent to the closing of the Merger and the CMBS Spin-Off. The exchange is subject to regulatory approval.

Harrah’s Operating Company, Inc. (Successor)

Unaudited Condensed Pro Forma Combined Statement of Operations

For the Period from January 28, 2008

Through March 31, 2008

(In millions)	Historical Harrah’s Entertainment (1)	HET Parent and Other Harrah’s Entertainment Subsidiaries and Accounts (2)	Harrah’s Operating (3)	Post-Closing CMBS Transaction(4)	Harrah’s Operating for the Post- Closing CMBS Transaction
Revenues
Casino	$1,465.7	$(339.6)	$1,126.1	$35.2	$1,161.3
Food and beverage	301.3	(105.7)	195.6	(8.0)	187.6
Rooms	241.5	(86.1)	155.4	(18.4)	137.0
Management fees	12.1	—	12.1	—	12.1
Other	111.8	(134.8)	(23.0)	15.7	(7.3)
Less: casino promotional allowances	(291.9)	96.6	(195.3)	(13.6)	(208.9)

Net revenues	1,840.5	(569.6)	1,270.9	10.9	1,281.8

Operating expenses
Direct
Casino	776.6	(158.7)	617.9	16.3	634.2
Food and beverage	124.3	(45.1)	79.2	(7.0)	72.2
Rooms	50.4	(18.5)	31.9	(5.8)	26.1
Property general, administrative and other	409.9	(228.0)	181.9	26.6	208.5
Depreciation and amortization	124.2	(33.7)	90.5	2.9	93.4
Write-downs, reserves and recoveries	(158.8)	(8.6)	(167.4)	—	(167.4)
Project opening costs	2.8	(0.5)	2.3	—	2.3
Corporate expense	24.7	22.9	47.6	(6.1)	41.5
Merger and integration costs	17.0	—	17.0	—	17.0
Income on interests in nonconsolidated affiliates	(0.7)	0.4	(0.3)	(0.4)	(0.7)
Amortization of intangible assets	32.3	(9.2)	23.1	(2.4)	20.7

Total operating expenses	1,402.7	(479.0)	923.7	24.1	947.8

Income/(loss) from operations	437.8	(90.6)	347.2	(13.2)	334.0
Interest expense, net of interest capitalized	(467.9)	104.1	(363.8)	(14.8)	(378.6)
Losses on early extinguishments of debt	(211.3)	—	(211.3)	—	(211.3)
Other income, including interest income	7.7	(1.5)	6.2	(2.8)	3.4

(Loss)/income from continuing operations before income taxes and minority interests	(233.7)	12.0	(221.7)	(30.8)	(252.5)
Benefit for income taxes	58.1	2.6	60.7	11.2	71.9
Minority interests	1.4	1.3	2.7	—	2.7

Loss from continuing operations	$(174.2)	$15.9	$(158.3)	$(19.6)	$(177.9)

(1)	Represents the financial information of Harrah’s Entertainment.
(2)	Represents the financial information of (i) all subsidiaries of Harrah’s Entertainment that are not a component of HOC, namely, captive insurance companies, South African interests and the CMBS properties, and (ii) accounts at Harrah’s Entertainment.
(3)	Represents the financial information of HOC.
(4)	Reflects the results of the Post-Closing CMBS spin-off, which is subject to regulatory approval.

Harrah’s Operating Company, Inc. (Predecessor)

Unaudited Condensed Pro Forma Combined Statement of Operations

For the Period from January 1, 2008

Through January 27, 2008

(In millions)	Historical Harrah’s Entertainment(1)	HET Parent and Other Harrah’s Entertainment Subsidiaries and Accounts(2)	Historical HOC(3)	CMBS Spin-Off(4)	London Clubs Transfer(5)	HOC Restructured	Post-Closing CMBS Transaction(6)	HOC for the Post-Closing CMBS Transaction
Revenues
Casino	$614.6	$(29.5)	$585.1	$(128.2)	$25.2	$482.1	$11.8	$493.9
Food and beverage	118.4	(4.7)	113.7	(37.9)	4.2	80.0	(3.2)	76.8
Rooms	96.4	(0.4)	96.0	(32.6)	—	63.4	(7.8)	55.6
Management fees	5.0	(0.1)	4.9	—	0.1	5.0	—	5.0
Other	42.7	(1.4)	41.3	(11.8)	0.9	30.4	(2.6)	27.8
Less: casino promotional allowances	(117.0)	1.8	(115.2)	34.2	(1.7)	(82.7)	(4.2)	(86.9)

Net revenues	760.1	(34.3)	725.8	(176.3)	28.7	578.2	(6.0)	572.2

Operating expenses
Direct
Casino	340.6	(24.5)	316.1	(60.0)	20.9	277.0	4.6	281.6
Food and beverage	50.5	(1.8)	48.7	(19.0)	1.6	31.3	(1.2)	30.1
Rooms	19.6	(0.2)	19.4	(7.6)	—	11.8	(1.3)	10.5
Property general, administrative and other	178.2	(2.0)	176.2	(42.8)	8.1	141.5	0.8	142.3
Depreciation and amortization	63.5	(1.6)	61.9	(17.0)	1.3	46.2	1.0	47.2
Write-downs, reserves and recoveries	4.7	—	4.7	(4.5)	—	0.2	—	0.2
Project opening costs	0.7	(0.7)	—	—	0.7	0.7	—	0.7
Corporate expense	8.5	—	8.5	(34.7)	—	(26.2)	—	(26.2)
Merger and integration costs	125.6	—	125.6	—	—	125.6	—	125.6
Income on interests in nonconsolidated affiliates	(0.5)	—	(0.5)	—	—	(0.5)	—	(0.5)
Amortization of intangible assets	5.5	(0.2)	5.3	(0.1)	0.2	5.4	0.1	5.5

Total operating expenses	796.9	(31.0)	765.9	(185.7)	32.8	613.0	4.0	617.0

Loss from operations	(36.8)	(3.3)	(40.1)	9.4	(4.1)	(34.8)	(10.0)	(44.8)
Interest expense, net of interest capitalized	(89.7)	—	(89.7)	4.9	0.2	(84.6)	(4.9)	(89.5)
Losses on early extinguishments of debt	—	—	—	—	—	—	—	—
Other income, including interest income	1.1	(3.3)	(2.2)	2.5	3.1	3.4	1.5	4.9

Loss from continuing operations before income taxes and minority interests	(125.4)	(6.6)	(132.0)	16.8	(0.8)	(116.0)	(13.4)	(129.4)
Benefit for income taxes	26.0	(4.1)	21.9	(6.5)	1.0	16.4	5.3	21.7
Minority interests	(1.6)	0.9	(0.7)	0.2	(0.9)	(1.4)	—	(1.4)

Loss from continuing operations	$(101.0)	$(9.8)	$(110.8)	$10.5	$(0.7)	$(101.0)	$(8.1)	$(109.1)

(1)	Represents the historical financial information of Harrah’s Entertainment.
(2)	Represents the historical financial information of (i) all subsidiaries of Harrah’s Entertainment that have historically not been a component of HOC, namely, captive insurance companies and London Clubs and its subsidiaries; and (ii) accounts at Harrah’s Entertainment.
(3)	Represents the historical financial information of HOC.
(4)	Reflects the removal of the historical operating results of the CMBS properties, pursuant to the CMBS Spin-Off in which certain properties and operations of HOC were spun-off into a separate borrowing structure and held side-by-side with HOC under Harrah’s Entertainment. The historical operating expenses of HOC include unallocated costs attributable to services that have been performed by HOC on behalf of the CMBS properties. These costs are primarily related to corporate functions such as accounting, tax, treasury, payroll and benefits administration, risk management, legal, and information management and technology. The CMBS spin-off reflects the push-down of corporate expense of $37.4 million that was unallocated at January 27, 2008. Following the Merger, many of these services will continue to be provided by HOC pursuant to a shared services agreement with the CMBS properties.
(5)	Reflects the inclusion of the London Clubs operating results pursuant to the London Clubs Transfer, in which London Clubs and its subsidiaries became subsidiaries of HOC.
(6)	Reflects the results of the Post-Closing CMBS spin-off, which is subject to regulatory approval.

Harrah’s Operating Company, Inc.

Unaudited Condensed Pro Forma Combined Statement of Operations

For the Three Months Ended

March 31, 2007

(In millions)	Historical Harrah’s Entertainment(1)	HET Parent and Other Harrah’s Entertainment Subsidiaries and Accounts(2)	Historical HOC(3)	CMBS Spin-Off(4)	London Clubs Transfer(5)	HOC Restructured	Post-Closing CMBS Transaction(6)	HOC for the Post-Closing CMBS Transaction
Revenues
Casino	$2,152.4	$(55.6)	$2,096.8	$(489.8)	$46.0	$1,653.0	$60.9	$1,713.9
Food and beverage	424.2	(6.7)	417.5	(149.5)	5.4	273.4	(7.4)	266.0
Rooms	346.3	(0.3)	346.0	(120.0)	—	226.0	(27.0)	199.0
Management fees	22.4	(0.1)	22.3	—	0.2	22.5	—	22.5
Other	165.5	(2.8)	162.7	(48.7)	1.0	115.0	(7.7)	107.3
Less: casino promotional allowances	(455.2)	2.6	(452.6)	145.7	(2.3)	(309.2)	(23.6)	(332.8)

Net revenues	2,655.6	(62.9)	2,592.7	(662.3)	50.3	1,980.7	(4.8)	1,975.9

Operating expenses
Direct
Casino	1,086.3	(40.4)	1,045.9	(222.6)	33.4	856.7	25.3	882.0
Food and beverage	171.1	(6.0)	165.1	(66.2)	4.8	103.7	(9.3)	94.4
Rooms	65.4	(0.6)	64.8	(22.7)	—	42.1	(8.0)	34.1
Property general, administrative and other	634.4	(11.6)	622.8	(157.6)	8.7	473.9	9.2	483.1
Depreciation and amortization	190.3	(2.3)	188.0	(53.4)	1.9	136.5	6.0	142.5
Write-downs, reserves and recoveries	(7.4)	—	(7.4)	(1.2)	—	(8.6)	0.3	(8.3)
Project opening costs	8.9	(3.4)	5.5	(0.5)	3.4	8.4	—	8.4
Corporate expense	33.4	(0.1)	33.3	(11.7)	—	21.6	—	21.6
Merger and integration costs	4.0	—	4.0	—	—	4.0	—	4.0
Loss/(income) on interests in nonconsolidated affiliates	0.1	(1.7)	(1.6)	—	1.7	0.1	—	0.1
Amortization of intangible assets	17.9	—	17.9	(0.3)	—	17.6	0.2	17.8

Total operating expenses	2,204.4	(66.1)	2,138.3	(536.2)	53.9	1,656.0	23.7	1,679.7

Income/(loss) from operations	451.2	3.2	454.4	(126.1)	(3.6)	324.7	(28.5)	296.2
Interest expense, net of interest capitalized	(185.8)	1.7	(184.1)	1.6	(1.4)	(183.9)	(1.6)	(185.5)
Other income, including interest income	8.2	(0.2)	8.0	10.3	0.1	18.4	(9.5)	8.9

Income/(loss) from continuing operations before income taxes and minority interests	273.6	4.7	278.3	(114.2)	(4.9)	159.2	(39.6)	119.6
(Provision)/benefit for income tax	(100.3)	0.3	(100.0)	40.3	0.3	(59.4)	13.2	(46.2)
Minority interests	(6.1)	—	(6.1)	1.4	—	(4.7)	—	(4.7)

Income/(loss) from continuing operations	$167.2	$5.0	$172.2	$(72.5)	$(4.6)	$95.1	$(26.4)	$68.7

(1)	Represents the historical financial information of Harrah’s Entertainment.
(2)	Represents the historical financial information of (i) all subsidiaries of Harrah’s Entertainment that have historically not been a component of HOC, namely, captive insurance companies and London Clubs and its subsidiaries; and (ii) accounts at Harrah’s Entertainment.
(3)	Represents the historical financial information of HOC.
(4)	Reflects the removal of the historical operating results of the CMBS properties, pursuant to the CMBS Spin-Off in which certain properties and operations of HOC were spun-off into a separate borrowing structure and held side-by-side with HOC under Harrah’s Entertainment. The historical operating expenses of HOC include unallocated costs attributable to services that have been performed by HOC on behalf of the CMBS properties. These costs are primarily related to corporate functions such as accounting, tax, treasury, payroll and benefits administration, risk management, legal, and information management and technology. The CMBS spin-off reflects the push-down of corporate expense of $11.7 million that was unallocated at March 31, 2007. Following the Merger, many of these services will continue to be provided by HOC pursuant to a shared services agreement with the CMBS properties.
(5)	Reflects the inclusion of the London Clubs operating results pursuant to the London Clubs Transfer, in which London Clubs and its subsidiaries became subsidiaries of HOC.
(6)	Reflects the results of the Post-Closing CMBS spin-off, which is subject to regulatory approval.

Harrah’s Operating Company, Inc. (Successor)

Unaudited Condensed Pro Forma Combined Statement of Cash Flows

For the Period from January 28, 2008

Through March 31, 2008

(In millions)	Historical Harrah’s Entertainment (1)	CMBS and Other Harrah’s Entertainment Subsidiaries and Accounts (2)	HOC (3)	Post-Closing CMBS Transaction(4)	HOC for the Post-Closing CMBS Transaction
Cash flows provided by operating activities	$482.5	$178.4	$660.9	$(47.5)	$613.4

Cash flows from investing activities
Land, buildings, riverboats and equipment additions	(229.6)	51.6	(178.0)	(1.0)	(179.0)
Insurance proceeds for hurricane losses from asset recovery	181.4	—	181.4	—	181.4
Payment for Merger	(17,604.2)	12,081.0	(5,523.2)	—	(5,523.2)
Proceeds from other asset sales	1.4	—	1.4	—	1.4
Increase/(decrease) in construction payables	13.0	(6.9)	6.1	(0.1)	6.0
Other	(3.1)	—	(3.1)	—	(3.1)

Cash flows (used in)/provided by investing activities	(17,641.1)	12,125.7	(5,515.4)	(1.1)	(5,516.5)

Cash flows from financing activities
Proceeds from issuance of long-term debt, net of issue costs	20,972.1	(6,203.5)	14,768.6	—	14,768.6
Repayments under lending agreements	(6,922.1)	—	(6,922.1)	—	(6,922.1)
Early extinguishments of debt	(1,873.6)	—	(1,873.6)	—	(1,873.6)
Premiums paid on early extinguishments of debt	(235.6)	—	(235.6)	—	(235.6)
Equity contribution from buyout	6,007.0	(6,007.0)	—	—	—
Minority interests’ contributions, net	0.5	0.8	1.3	—	1.3
Excess tax benefit from stock equity plans	(50.5)	50.5	—	—	—
Other	7.1	(79.9)	(72.8)	(0.2)	(73.0)
Transfers (to)/from affiliates	—	(237.0)	(237.0)	61.9	(175.1)

Cash flows provided/(used in) by financing activities	17,904.9	(12,476.1)	5,428.8	61.7	5,490.5

Cash flows from discontinued operations
Cash flows from operating activities	5.1	—	5.1	—	5.1
Cash flows from investing activities	—	—	—	—	—

Cash flows provided by discontinued operations	5.1	—	5.1	—	5.1

Net increase in cash and cash equivalents	751.4	(172.0)	579.4	13.1	592.5
Cash and cash equivalents, beginning of period	610.9	(216.5)	394.4	7.3	401.7

Cash and cash equivalents, end of period	$1,362.3	$(388.5)	$973.8	$20.4	$994.2

(1)	Represents the financial information of Harrah’s Entertainment.
(2)	Represents the financial information of (i) all subsidiaries of Harrah’s Entertainment that are not a component of HOC; and (ii) accounts at Harrah’s Entertainment.
(3)	Represents the financial information of HOC.
(4)	Reflects the results of the Post-Closing CMBS spin-off, which is subject to regulatory approval.

Harrah’s Operating Company, Inc. (Predecessor)

Unaudited Condensed Pro Forma Combined Statement of Cash Flows

For the Period from January 1, 2008

Through January 27, 2008

(In millions)	Historical Harrah’s Entertainment(1)	Other Harrah’s Entertainment Subsidiaries and Accounts(2)	Historical HOC(3)	CMBS Spin-Off(4)	London Clubs Transfer(5)	HOC Restructured	Post-Closing CMBS Transaction(6)	HOC for the Post-Closing CMBS Transaction
Cash flows provided by/(used in) operating activities	$7.2	$(69.3)	$(62.1)	$1.2	$12.9	$(48.0)	$(2.9)	$(50.9)

Cash flows from investing activities
Land, buildings, riverboats and equipment additions	(117.4)	18.3	(99.1)	26.5	(11.1)	(83.7)	0.1	(83.6)
Payments for businesses acquired, net of cash acquired	0.1	(0.1)	—	—	0.1	0.1	—	0.1
Proceeds from other asset sales	3.1	—	3.1	(3.0)	—	0.1	—	0.1
(Decrease)/increase in construction payables	(8.2)	—	(8.2)	10.3	—	2.1	0.6	2.7
Other	(1.7)	—	(1.7)	0.8	—	(0.9)	(0.3)	(1.2)

Cash flows (used in)/provided by investing activities	(124.1)	18.2	(105.9)	34.6	(11.0)	(82.3)	0.4	(81.9)

Cash flows from financing activities
Proceeds from issuance of long-term debt, net of issue costs	11,316.3	—	11,316.3	—	—	11,316.3	—	11,316.3
Repayments under lending agreements	(11,288.8)	0.2	(11,288.6)	—	—	(11,288.6)	—	(11,288.6)
Early extinguishments of debt	(87.7)	—	(87.7)	87.7	—	—	(87.7)	(87.7)
Minority interests’ distributions, net of contributions	(1.6)	—	(1.6)	—	—	(1.6)	—	(1.6)
Proceeds from exercises of stock options	2.4	(2.4)	—	—	—	—	—	—
Excess tax benefit from stock equity plans	77.5	(77.5)	—	—	—	—	—	—
Transfers (to)/from affiliates	—	112.2	112.2	(72.5)	10.9	50.6	82.7	133.3
Other	(0.8)	—	(0.8)	(0.1)	—	(0.9)	0.1	(0.8)

Cash flows provided by/ (used in) financing activities	17.3	32.5	49.8	15.1	10.9	75.8	(4.9)	70.9

Cash flows from discontinued operations
Cash flows from operating activities	0.5	—	0.5	—	—	0.5	—	0.5
Cash flows from investing activities	—	—	—	—	—	—	—	—

Cash flows provided by discontinued operations	0.5	—	0.5	—	—	0.5	—	0.5

Net (decrease)/increase in cash and cash equivalents	(99.1)	(18.6)	(117.7)	50.9	12.8	(54.0)	(7.4)	(61.4)
Cash and cash equivalents, beginning of period	710.0	(137.2)	572.8	(147.4)	23.0	448.4	14.7	463.1

Cash and cash equivalents, end of period	$610.9	$(155.8)	$455.1	$(96.5)	$35.8	$394.4	$7.3	$401.7

(1)	Represents the historical financial information of Harrah’s Entertainment.
(2)	Represents the historical financial information of (i) all subsidiaries of Harrah’s Entertainment that have historically not been a component of HOC, namely, captive insurance companies and London Clubs and its subsidiaries; and (ii) accounts at Harrah’s Entertainment.
(3)	Represents the historical financial information of HOC.
(4)	Reflects the removal of the historical operating results of the CMBS properties, pursuant to the CMBS Spin-Off in which certain properties and operations of HOC were spun-off into a separate borrowing structure and held side-by-side with HOC under Harrah’s Entertainment. The historical operating expenses of HOC include unallocated costs attributable to services that have been performed by HOC on behalf of the CMBS properties. These costs are primarily related to corporate functions such as accounting, tax, treasury, payroll and benefits administration, risk management, legal, and information management and technology. Following the Merger, many of these services will continue to be provided by HOC pursuant to a shared services agreement with the CMBS properties.
(5)	Reflects the inclusion of the London Clubs operating results pursuant to the London Clubs Transfer, in which London Clubs and its subsidiaries became subsidiaries of HOC.
(6)	Reflects the results of the Post-Closing CMBS spin-off, which is subject to regulatory approval.

Harrah’s Operating Company, Inc.

Unaudited Condensed Pro Forma Combined Statement of Cash Flows

For the Three Months Ended

March 31, 2007

(In millions)	Historical Harrah’s Entertainment(1)	Other Harrah’s Entertainment Subsidiaries and Accounts(2)	Historical HOC(3)	CMBS Spin-Off(4)	London Clubs Transfer(5)	HOC Restructured	Post- Closing CMBS Transaction(6)	HOC for the Post-Closing CMBS Transaction
Cash flows provided by/(used in) operating activities	$335.4	$18.3	$353.7	$(113.4)	$(10.6)	$229.7	$(16.7)	$213.0

Cash flows from investing activities
Land, buildings, riverboats and equipment additions	(435.2)	14.0	(421.2)	114.2	(14.0)	(321.0)	(7.5)	(328.5)
Insurance proceeds for hurricane losses from asset recovery	6.2	—	6.2	—	—	6.2	—	6.2
Payment for businesses acquired, net of cash acquired	(4.0)	4.0	—	—	(4.0)	(4.0)	—	(4.0)
Investments in and advances to nonconsolidated affiliates	(0.4)	(1.4)	(1.8)	—	1.4	(0.4)	—	(0.4)
Proceeds from other asset sales	32.8	—	32.8	(0.4)	—	32.4	0.2	32.6
Increase/(decrease) in construction payables	2.8	—	2.8	(11.1)	—	(8.3)	0.9	(7.4)
Other	(62.6)	—	(62.6)	2.0	—	(60.6)	(1.2)	(61.8)

Cash flows (used in)/provided by investing activities	(460.4)	16.6	(443.8)	104.7	(16.6)	(355.7)	(7.6)	(363.3)

Cash flows from financing activities
Proceeds from issuance of long-term debt, net of issue costs	5,617.6	(18.6)	5,599.0	—	18.5	5,617.5	—	5,617.5
Repayments under lending agreements	(5,046.6)	0.6	(5,046.0)	—	—	(5,046.0)	—	(5,046.0)
Scheduled debt retirements	(501.7)	—	(501.7)	—	—	(501.7)	—	(501.7)
Dividends paid	(74.6)	74.6	—	—	—	—	—	—
Proceeds from exercises of stock options	31.9	(31.9)	—	—	—	—	—	—
Excess tax benefit from stock equity plans	22.5	(22.5)	—	—	—	—	—	—
Minority interests’ distributions, net	(2.4)	—	(2.4)	1.2	—	(1.2)	—	(1.2)
Other	(4.2)	—	(4.2)	0.5	—	(3.7)	(0.4)	(4.1)
Transfers (to)/from affiliates	—	(49.2)	(49.2)	24.5	12.1	(12.6)	27.7	15.1

Cash flows provided by/(used in) financing activities	42.5	(47.0)	(4.5)	26.2	30.6	52.3	27.3	79.6

Cash flows from discontinued operations
Cash flows from operating activities	28.6	—	28.6	—	—	28.6	—	28.6
Cash flows from investing activities	(0.2)	—	(0.2)	—	—	(0.2)	—	(0.2)

Cash flows provided by discontinued operations	28.4	—	28.4	—	—	28.4	—	28.4

Net (decrease)/increase in cash and cash equivalents	(54.1)	(12.1)	(66.2)	17.5	3.4	(45.3)	3.0	(42.3)
Cash and cash equivalents, beginning of period	799.6	(89.6)	710.0	(175.0)	7.2	542.2	16.8	559.0

Cash and cash equivalents, end of period	$745.5	$(101.7)	$643.8	$(157.5)	$10.6	$496.9	$19.8	$516.7

(1)	Represents the historical financial information of Harrah’s Entertainment.
(2)	Represents the historical financial information of (i) all subsidiaries of Harrah’s Entertainment that have historically not been a component of HOC, namely, captive insurance companies and London Clubs and its subsidiaries; and (ii) accounts at Harrah’s Entertainment.
(3)	Represents the historical financial information of HOC.
(4)	Reflects the removal of the historical operating results of the CMBS properties, pursuant to the CMBS Spin-Off in which certain properties and operations of HOC were spun-off into a separate borrowing structure and held side-by-side with HOC under Harrah’s Entertainment. The historical operating expenses of HOC include unallocated costs attributable to services that have been performed by HOC on behalf of the CMBS properties. These costs are primarily related to corporate functions such as accounting, tax, treasury, payroll and benefits administration, risk management, legal, and information management and technology. The CMBS spin-off reflects the push-down of corporate expense of $11.7 million that was unallocated at March 31, 2007. Following the Merger, many of these services will continue to be provided by HOC pursuant to a shared services agreement with the CMBS properties.
(5)	Reflects the inclusion of the London Clubs operating results pursuant to the London Clubs Transfer, in which London Clubs and its subsidiaries became subsidiaries of HOC.
(6)	Reflects the results of the Post-Closing CMBS spin-off, which is subject to regulatory approval.

In accordance with Generally Accepted Accounting Principles, we have separated our historical financial results for the Successor period and the Predecessor period; however, we have also combined the Successor and Predecessor periods results for the three months ended March 31, 2008, in the presentations below because we believe that it enables a meaningful presentation and comparison of results.

Overall Summary Statement of Operations Information for HOC

(In millions)	Successor Period Jan. 28, 2008 through Mar. 31, 2008	Predecessor Period Jan. 1, 2008 through Jan. 27, 2008	Combined Three Months Ended Mar. 31, 2008	Predecessor Three Months Ended Mar. 31, 2007	Percentage Increase/ Decrease
Casino revenues	$1,161.3	$493.9	$1,655.2	$1,713.9	(3.4)%
Net revenues	1,281.8	572.2	1,854.0	1,975.9	(6.2)%
Income/(loss) from operations	334.0	(44.8)	289.2	296.2	(2.4)%
(Loss)/income from continuing operations	(177.9)	(109.1)	(287.0)	68.7	N/M
Operating margin	26.1%	(7.8)%	15.6%	15.0%	0.6	pt

N/M=Not Meaningful

First quarter 2008 revenues were 6.2% lower than first quarter of 2007 revenues due primarily to overall economic conditions, declines in the Las Vegas market, driven by overall market weakness and fewer hotel rooms available Caesars Palace, the impact of a smoking ban in Illinois and heavy rains and flooding in Indiana. Income from continuing operations was further impacted by expense incurred in connection with the Merger, primarily related to the accelerated vesting of employee stock options and stock appreciation rights (“SARs”), higher interest expense and losses on the early extinguishments of debt, partially offset by proceeds from the settlement of insurance claims related to hurricane damage in 2005.

The executive officers of HOC review operating results, assess performance and make decisions related to the allocation of resources on a property-by-property basis. We, therefore, believe that each property is an operating segment and that it is appropriate to aggregate and present our operations as one reportable segment. In order to provide more detail than would be possible on a consolidated basis, our properties have been grouped as follows to facilitate discussion of our operating results:

Las Vegas	Atlantic City	Louisiana/Mississippi	Iowa/Missouri
Caesars Palace	Bally’s Atlantic City	Harrah’s New Orleans	Harrah’s St. Louis
Bally’s Las Vegas	Caesars Atlantic City	Harrah’s Louisiana Downs	Harrah’s North Kansas City
Imperial Palace	Showboat Atlantic City(1)	Horseshoe Bossier City	Harrah’s Council Bluffs
Bill’s Gamblin’ Hall	Harrah’s Chester(2)	Grand Biloxi	Horseshoe Council Bluffs/
		Grand Tunica	Bluffs Run
Horseshoe Tunica
Sheraton Tunica

Illinois/Indiana	Other Nevada	Managed/International/Other
Caesars Indiana	Harrah’s Reno	Harrah’s Ak-Chin(3)
Harrah’s Joliet(2)	Harrah’s Lake Tahoe(1)	Harrah’s Cherokee(3)
Harrah’s Metropolis	Harveys Lake Tahoe(1)	Harrah’s Prairie Band (through 3/30/07)(3)
Horseshoe Hammond	Bill’s Lake Tahoe(1)	Harrah’s Rincon(3)
Conrad Punta del Este(2)
Casino Windsor(4)
London Clubs International(5)

(1)	Transferred to HOC in the Post-Closing CMBS Transaction
(2)	Not wholly-owned by Harrah’s Entertainment.
(3)	Managed, not owned.
(4)	We have a 50 percent interest in Windsor Casino Limited, which manages this property. The province of Ontario owns the complex.
(5)	Operates 10 casino clubs in the United Kingdom, 2 in Egypt and 1 in South Africa.

Included in income from operations for each grouping are project opening costs and write-downs, reserves and recoveries. Project opening costs include costs incurred in connection with the integration of acquired properties into Harrah’s Entertainment’s systems and technology and costs incurred in connection with expansion and renovation projects at various properties. Write-downs, reserves and recoveries include various pretax charges to record asset impairments, contingent liability reserves, project write-offs, demolition costs, recoveries of previously recorded charges and other non-routine transactions.

Las Vegas Results

(In millions)	Successor Period Jan. 28, 2008 through Mar. 31, 2008	Predecessor Period Jan. 1, 2008 through Jan. 27, 2008	Combined Three Months Ended Mar. 31, 2008	Predecessor Three Months Ended Mar. 31, 2007	Percentage Increase/ Decrease
Casino revenues	$126.1	$67.7	$193.8	$202.3	(4.2)%
Net revenues	260.5	118.5	379.0	393.5	(3.7)%
Income from operations	56.5	29.7	86.2	101.8	(15.3)%
Operating margin	21.7%	25.1%	22.7%	25.9%	(3.2	)pts

First quarter revenues and income from operations were lower than in first quarter 2007 driven by lower visitor volume and declines in the number of hotel rooms available at Caesars Palace due to remodeling.

In July 2007, we announced plans for an expansion and renovation of Caesars Palace Las Vegas, which is expected to cost approximately $1.3 billion and will include a 650-room hotel tower, including 75 luxury suites, additional meeting space, a remodeled and expanded pool area and other renovations and improvements. As of March 31, 2008, $112.8 million had been spent on this project. This expansion is slated for completion in phases in 2009 and 2010. In August 2007, Harrah’s Entertainment and AEG, a leading sports and entertainment developer and operator, announced plans to enter into a 50/50 joint venture to develop a 20,000-seat arena, which is expected to commence operations in 2011. This development is subject to completion of definitive documents and other customary conditions.

Atlantic City Results

(In millions)	Successor Period Jan. 28, 2008 through Mar. 31, 2008	Predecessor Period Jan. 1, 2008 through Jan. 27, 2008	Combined Three Months Ended Mar. 31, 2008	Predecessor Three Months Ended Mar. 31, 2007	Percentage Increase/ Decrease
Casino revenues	$324.9	$128.7	$453.6	$447.6	1.3%
Net revenues	320.4	125.8	446.2	429.4	3.9%
Income from operations	45.0	8.0	53.0	51.9	2.1%
Operating margin	14.0%	6.4%	11.9%	12.1%	(0.2	)pt

Atlantic City regional revenues increased in 2008 due to the inclusion of Harrah’s Chester, which opened for simulcasting and live harness racing on September 10, 2006 and for slots play on January 22, 2007. First quarter 2007 operating income was also impacted by continued efforts to reduce costs. The Atlantic City market continues to be affected by the opening of three slot parlors in eastern Pennsylvania and one in Yonkers, New York, and smoking restrictions in Atlantic City.

Louisiana/Mississippi Results

(In millions)	Successor Period Jan. 28, 2008 Through Mar. 31, 2008	Predecessor Period Jan. 1, 2008 through Jan. 27, 2008	Combined Three Months Ended Mar. 31, 2008	Predecessor Three Months Ended Mar. 31, 2007	Percentage Increase/ Decrease
Casino revenues	$258.6	$99.0	$357.6	$374.5	(4.5)%
Net revenues	274.5	106.1	380.6	390.5	(2.5)%
Income from operations	232.6	10.1	242.7	75.5	N/M
Operating margin	84.7%	9.5%	63.8%	19.3%	44.5	pts

N/M=Not Meaningful

Combined first quarter 2008 revenues from our properties in Louisiana and Mississippi were lower than in first quarter 2007 driven by lower visitor volume at our Tunica properties, due in part to disruptions related to the renovation and re-branding of Grand Casino Tunica. First quarter 2008 income from operations includes insurance proceeds of $185.4 million that are in excess of the net book value of the impacted assets and costs and expenses that are expected to be reimbursed under our business interruption claims. Insurance proceeds are included in Write-downs, reserves and recoveries in our Consolidated Condensed Statements of Operations.

In October 2007, Grand Casino Resort in Tunica, Mississippi, announced a strategic alliance with Food Network star Paula Deen and a renovation of its facility. Paula Deen’s Buffet is expected to open in May 2008. In conjunction with the renovation of Grand Casino Resort, which is expected to cost approximately $45 million and to be completed in May 2008, the casino will be rebranded to be Harrah’s Casino Tunica.

Construction began in third quarter 2007 on Margaritaville Casino & Resort in Biloxi, a resort project to be developed by Harrah’s Entertainment. We license the Margaritaville name from an entity affiliated with the singer/songwriter Jimmy Buffett. The project, which is expected to cost more than $700 million, is expected to include approximately 75,000 square feet of casino space, 250,000 square feet of retail space, a Margaritaville restaurant, 420 new hotel rooms and other amenities. Completion of the project is projected for the spring of 2010. As of March 31, 2007, $86.2 million had been spent on this project.

Iowa/Missouri Results

(In millions)	Successor Period Jan. 28, 2008 through Mar. 31, 2008	Predecessor Period Jan. 1, 2008 through Jan. 27, 2008	Combined Three Months Ended Mar. 31, 2008	Predecessor Three Months Ended Mar. 31, 2007	Percentage Increase/ Decrease
Casino revenues	$134.2	$52.5	$186.7	$191.1	(2.3)%
Net revenues	143.0	55.8	198.8	201.7	(1.4)%
Income from operations	30.7	7.7	38.4	33.1	16.0%
Operating margin	21.5%	13.8%	19.3%	16.4%	2.9	pts

Combined first quarter 2008 total revenues at our Iowa and Missouri properties were slightly lower than in last year’s first quarter. Strong results in Iowa and North Kansas City helped offset the impact of a revenue decline in St. Louis, where the opening of a new facility by a competitor impacted results. Income from operations was higher than in the prior year first quarter due to cost savings and efficiencies.

Illinois/Indiana Results

(In millions)	Successor Period Jan. 28, 2008 through Mar. 31, 2008	Predecessor Period Jan. 1, 2008 through Jan. 27, 2008	Combined Three Months Ended Mar. 31, 2008	Predecessor Three Months Ended Mar. 31, 2007	Percentage Increase/ Decrease
Casino revenues	$210.7	$86.9	$297.6	$336.8	(11.6)%
Net revenues	208.1	85.5	293.6	324.5	(9.5)%
Income from operations	27.2	8.7	35.9	51.1	(29.7)%
Operating margin	13.1%	10.2%	12.2%	15.7%	(3.5	)pts

Combined first quarter 2008 revenues and income from operations were lower than in first quarter 2006 due primarily to heavy rains and flooding and imposition of a smoking ban in Illinois. Caesars Indiana was closed for four days in March due to flooding in the area. We continue to accrue and pay a 3% tax that was assessed on Harrah’s Joliet and three unrelated riverboats that has been declared unconstitutional by a State court. A motion has been filed asking the court to declare that the riverboats can cease making payments, and we will also ask for the return of the money that has been paid for this tax; however, given the uncertainty of the situation, we are continuing to accrue and pay this tax. As of March 31, 2008, Harrah’s Joliet has paid approximately $18.4 million for this tax since it was first assessed in July 2006.

Construction continues on the renovation and expansion of Horseshoe Hammond, which will include a two-level entertainment vessel including a 108,000 square-foot casino. The project is expected to cost approximately $485 million, $295.3 million of which had been spent as of March 31, 2008. The project is scheduled for completion in third quarter 2008.

Other Nevada Results

(In millions)	Successor Period Jan. 28, 2008 through Mar. 31, 2008	Predecessor Period Jan. 1, 2008 through Jan. 27, 2008	Combined Three Months Ended Mar. 31, 2008	Predecessor Three Months Ended Mar. 31, 2007	Percentage Increase/ Decrease
Casino revenues	$57.3	$19.5	$76.8	$81.9	(6.2)%
Net revenues	75.7	26.8	102.5	108.2	(5.3)%
Income from operations	8.2	(1.9)	6.3	8.1	(22.2)%
Operating margin	10.8%	(7.1)%	6.1%	7.5%	(1.4	)pts

First quarter 2008 revenues and income from operations from our Nevada properties outside of Las Vegas were lower than in first quarter 2007 due to weakness in the Reno market, the opening of an expansion at a competing property in Reno and higher costs aimed at attracting and retaining customers.

Managed/International/Other

(In millions)	Successor Period Jan. 28, 2008 through Mar. 31, 2008	Predecessor Period Jan. 1, 2008 through Jan. 27, 2008	Combined Three Months Ended Mar. 31, 2008	Predecessor Three Months Ended Mar. 31, 2007	Percentage Increase/ Decrease
Net revenues
Managed	$12.1	$5.0	$17.1	$22.4	(23.7)%
International	57.2	45.9	103.1	89.1	15.7%
Other	(69.7)	2.8	(66.9)	16.6	N/M

Total net revenues	$(0.4)	$53.7	$53.3	$128.1	(58.4)%

Income/(loss) from operations
Managed	$5.0	$4.0	$9.0	$17.6	(48.9)%
International	(15.3)	0.5	(14.8)	10.4	N/M
Other	2.6	(12.2)	(9.6)	(27.7)	65.3%

Total(loss)/income from operations	$(7.7)	$(7.7)	$(15.4)	$0.3	N/M

N/M=Not Meaningful

Managed, international and other results include income from our managed properties, results of our international properties and certain marketing and administrative expenses, including development costs, and income from our non-consolidated subsidiaries. Favorable revenues are due to inclusion of results from three new properties of London Clubs International Limited (“London Clubs”) that opened during 2007, partially offset by the impact of a new smoking ban enacted in mid-2007. Income from operations for London Clubs was further impacted by a lower table game hold percentage, higher gaming taxes and increased regulatory restrictions imposed during 2007. As of March 31, 2008, London Clubs owns or manages ten casinos in the United Kingdom, two in Egypt and one South Africa. London Clubs also has one casino under development in the United Kingdom.

Our first quarter 2008 results from managed properties were lower than in 2007 due to the termination of our contract with the Prairie Band Potawatomi Nation on June 30, 2007, and lower operating results at our other managed casinos.

Other Factors Affecting Net Income

(In millions) (Income)/expense	Successor Period Jan. 28, 2008 through Mar. 31, 2008	Predecessor Period Jan. 1, 2008 through Jan. 27, 2008	Combined Three Months Ended Mar. 31, 2008	Predecessor Three Months Ended Mar. 31, 2007	Percentage Increase/ Decrease
Corporate expense	$41.5	$(26.2)	$15.3	$21.6	(29.2)%
Merger and integration costs	17.0	125.6	142.6	4.0	N/M
Amortization of intangible assets	20.7	5.5	26.2	17.8	47.2%
Interest expense, net	378.6	89.5	468.1	185.5	N/M
Losses on early extinguishments of debt	211.3	—	211.3	—	N/A
Other income	(3.4)	(4.9)	(8.3)	(8.9)	(6.7)%
Effective tax rate	28.8%	16.6%	24.6%	40.2%	(15.6	)pts
Minority interests	$(2.7)	$1.4	$(1.3)	$4.7	N/M

N/M= Not Meaningful

Corporate expense decreased in first quarter 2008 from the prior year due to cost savings and efficiencies identified in a project that began in September 2006 and is expected to continue until mid-2008.

2008 merger and integration costs include costs in connection with the Merger, including the expense related to the accelerated vesting of employee stock options, SARs and restricted stock.

Amortization of intangible assets was higher in first quarter 2008 than in the first quarter last year due to higher estimated amortization of intangible assets identified in the preliminary purchase price allocation in connection with the Merger.

Interest expense increased in first quarter 2008 from 2007 due to increased borrowings in connection with the Merger and higher interest rates on some of our fixed-rate debt. A change in interest rates on variable-rate debt will impact our financial results. For example, assuming a constant outstanding balance for our variable-rate debt for the next twelve months, a hypothetical 1% change in corresponding interest rates would change interest expense for the next twelve months by approximately $7.8 million, or $2.0 million per quarter. At March 31, 2008, our variable-rate debt, excluding $6.5 billion of variable-rate debt for which we have entered into interest rate swap agreements, represents approximately 5% of our total debt, while our fixed-rate debt is approximately 95% of our total debt.

Losses on early extinguishments of debt represent premiums paid and the write-offs of unamortized deferred financing costs and market value premiums related to debt retired in connection with the Merger.

Other income includes higher interest income on the cash surrender value of life insurance policies in first quarter 2008. Other income in first quarter last year included a gain on the sale of corporate assets.

The effective tax benefit rates for the three months ended March 31, 2008, are lower than the federal statutory rate due primarily to non-deductible merger costs, international income taxes and state income taxes. For the three months ended March 31, 2007, the effective tax provision rate is higher than the federal statutory rate due primarily to state income taxes.

Minority interests reflect minority owners’ shares of income from our majority owned subsidiaries.

First quarter 2008 and 2007 Discontinued operations reflect insurance proceeds of $87.4 million and $18.2 million, after taxes, respectively, that are in excess of the net book value of the impacted assets and costs and expenses that were reimbursed under our business interruption claims for Grand Casino Gulfport and Harrah’s Lake Charles, both of which were sold in 2006. Pursuant to the terms of the sales agreements, we retained all insurance proceeds related to Harrah’s Lake Charles and Grand Casino Gulfport.

CAPITAL SPENDING AND DEVELOPMENT

In addition to the development and expansion projects discussed in the OPERATING RESULTS AND DEVELOPMENT PLANS section, we also perform on-going refurbishment and maintenance at our casino entertainment facilities to maintain our quality standards, and we continue to pursue development and acquisition opportunities for additional casino entertainment facilities that meet our strategic and return on investment criteria. Prior to the receipt of necessary regulatory approvals, the costs of pursuing development projects are expensed as incurred. Construction-related costs incurred after the receipt of necessary approvals are capitalized and depreciated over the estimated useful life of the resulting asset. Project opening costs are expensed as incurred.

Our planned development projects, if they go forward, will require, individually and in the aggregate, significant capital commitments and, if completed, may result in significant additional revenues. The commitment of capital, the timing of completion and the commencement of operations of casino entertainment development projects are contingent upon, among other things, negotiation of final agreements and receipt of approvals from the appropriate political and regulatory bodies. Cash needed to finance projects currently under development as well as additional projects pursued is expected to be made available from operating cash flows, established debt programs (see DEBT AND LIQUIDITY), joint venture partners, specific project financing, guarantees of third-party debt and additional debt offerings. Our capital spending for the first three months of 2008 totaled approximately $279.7 million. Estimated total capital expenditures for 2008 are expected to be between $1.6 billion and $1.8 billion.

DEBT AND LIQUIDITY

We generate substantial cash flows from operating activities, as reflected on the Consolidated Condensed Statements of Cash Flows. These cash flows reflect the impact on our consolidated operations of the success of our marketing programs, our strategic acquisitions and on-going cost containment focus. For the first three months of 2008 and 2007, we reported cash flows from operating activities of $562.5 million and $213.0 million, respectively.

We use the cash flows generated by the Company to fund reinvestment in existing properties for both refurbishment and expansion projects, pursue additional growth opportunities via strategic acquisitions of existing companies or properties and new development opportunities and to fund debt services. When necessary, we supplement the cash flows generated by our operations with funds provided by financing activities.

Our cash and cash equivalents totaled approximately $994.2 million at March 31, 2008, compared to $492.7 million at March 31, 2007.

We believe that our cash and cash equivalents balance, our cash flows from operations and the financing sources discussed herein, will be sufficient to meet our normal operating requirements during the next twelve months and to fund additional investments. In addition, we may consider issuing additional debt in the future to fund potential acquisitions or growth or to refinance existing debt. We continue to review additional opportunities to acquire or invest in companies, properties and other investments that meet our strategic and return on investment criteria. If a material acquisition or investment is completed, our operating results and financial condition could change significantly in future periods. In connection with the Merger, we incurred substantial additional debt, which significantly changed our financial position.

At March 31, 2008, $5.7 million, face amount, of our 8.875% Senior Subordinated Notes due September 15, 2008, $5.1 million, face amount, and of our 7.5% Senior Notes due January 15, 2009, are classified as long-term in our Consolidated Condensed Balance Sheet because the Company has both the intent and the ability to refinance these notes. The majority of our debt is due after 2010. Payments of short-term debt obligations and other commitments are expected to be made from operating cash flows and from borrowings under our established debt programs. Long-term obligations are expected to be paid through operating cash flows, refinancing of debt, joint venture partners or, if necessary, additional debt offerings.

Credit Agreement

As of March 31, 2008, our senior secured credit facilities (the “Credit Facilities”) provide for senior secured financing of up to $9.25 billion, consisting of (i) senior secured term loan facilities in an aggregate principal amount of up to $7.25 billion maturing on January 28, 2015 and (ii) a senior secured revolving credit facility in an aggregate principal amount of $2.0 billion, maturing January 28, 2014, including both a letter of credit sub-facility and a swingline loan sub-facility. Interest on the Credit Agreement is based on our debt ratings and leverage ratio and is subject to change. In addition, we may request one or more incremental term loan facilities and/or increase commitments under our revolving facility in an aggregate amount of up to $1.75 billion, subject to certain conditions and receipt of commitments by existing or additional financial institutions or institutional lenders. As of March 31, 2008, $7.25 billion in borrowings was outstanding under the Credit Facilities with an additional $0.2 billion committed to back letters of credit. After consideration of these borrowings and letters of credit, $1.8 billion of additional borrowing capacity was available to the Company under the Credit Facilities as of March 31, 2008.

All borrowings under our senior secured revolving credit facility are subject to the satisfaction of customary conditions, including the absence of a default and the accuracy of representations and warranties, and the requirements that such borrowing does not reduce the amount of obligations otherwise permitted to be secured under our senior secured credit facilities without ratably securing the notes retained subsequent to the Merger.

Borrowings under the Credit Facilities bear interest at a rate equal to the then-current LIBOR rate or at a rate equal to the alternate base rate, in each case, plus an applicable margin. In addition, on a quarterly basis, we are required to pay each lender (i) a commitment fee in respect of any unused commitments under the revolving credit facility and the delayed draw portion of the term facility and (ii) a letter of credit fee in respect of the aggregate face amount of outstand letters of credit under the revolving credit facility. As of March 31, 2008, the Credit Facilities bore interest based upon 300 basis points over LIBOR and bore a commitment fee for unborrowed amounts of 50 basis points.

The Credit Facilities require scheduled quarterly payments on the term loans in amounts equal to 0.25% of the original principal amount of the term loans for six years and three quarters, with the balance paid at maturity.

Derivative Instruments

We account for derivative instruments in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and all amendments thereto. SFAS No. 133 requires that all derivative instruments be recognized in the financial statements at fair value. Any changes in fair value are recorded in the statements of operations or in other comprehensive income/(loss), depending on whether the derivative is designated and qualifies for hedge accounting, the type of hedge transaction and the effectiveness of the hedge. The estimated fair values of our derivative instruments are based on market prices obtained from dealer quotes. Such quotes represent the estimated amounts we would receive or pay to terminate the contracts.

Our derivative instruments contain a credit risk that the counterparties may be unable to meet the terms of the agreements. We minimize that risk by evaluating the creditworthiness of our counterparties, which are limited to major banks and financial institutions, and we do not anticipate nonperformance by the counterparties.

We use interest rate swaps to manage the mix of our debt between fixed and variable rate instruments. As of March 31, 2008, we have ten interest rate swap agreements for notional amounts totaling $6.5 billion, $5.0 billion of which became effective after March 31, 2008. The difference to be paid or received under the terms of the interest rate swap agreement is accrued as interest rates change and recognized as an adjustment to interest expense for the related debt. Changes in the variable interest rates to be paid or received pursuant to the terms of the interest rate swap agreement will have a corresponding effect on future cash flows. The major terms of the interest rate swap agreements are as follows.

Effective Date	Notional Amount	Fixed Rate Paid	Variable Rate Received as of March 31, 2008	Next Reset Date	Maturity Date
	(In millions)
April 25, 2007	$200	4.898%	3.33125%	April 25, 2008	April 25, 2011
April 25, 2007	200	4.896%	3.33125%	April 25, 2008	April 25, 2011
April 25, 2007	200	4.925%	3.33125%	April 25, 2008	April 25, 2011
April 25, 2007	200	4.917%	3.33125%	April 25, 2008	April 25, 2011
April 25, 2007	200	4.907%	3.33125%	April 25, 2008	April 25, 2011
September 26, 2007	250	4.809%	3.33125%	April 25, 2008	April 25, 2011
September 26, 2007	250	4.775%	3.33125%	April 25, 2008	April 25, 2011
April 25, 2008	1,000	4.172%	3 month LIBOR	April 25, 2008	April 25, 2013
April 25, 2008	2,000	4.276%	3 month LIBOR	April 25, 2008	April 25, 2013
April 25, 2008	2,000	4.263%	3 month LIBOR	April 25, 2008	April 25, 2013

Until February 15, 2008, our interest rate swap agreements were not designated as hedging instruments; therefore, gains or losses resulting from changes in the fair value of the swaps were recognized in earnings in the period of the change. On February 15, 2008, eight of our interest rate swap agreements for notional amounts totaling $3.5 billion were designated as hedging instruments; therefore, only any measured ineffectiveness will be recognized in earnings in the period of change. Interest rate swaps increased our first quarter 2008 and 2007 interest expense by $145.5 million and $1.1 million, respectively.

Guarantees of Third-Party Debt and Other Obligations and Commitments

The tables below summarize HOC’s contractual obligations and other commitments as of March 31, 2008.

Contractual Obligations(a) (In millions)	Total
Debt, including capital lease obligations	$18,648.8
Estimated interest payments(b)	11,190.8
Operating lease obligations	2,022.0
Purchase order obligations	46.5
Guaranteed payments to State of Louisiana	179.9
Construction commitments	1,014.4
Community reinvestment	129.2
Entertainment obligations	101.1
Other contractual obligations	69.4

(a)

In addition to the contractual obligations disclosed in this table, we have unrecognized tax benefits that, based on uncertainties associated with the items, we are unable to make reasonably reliable estimates of the period of potential cash settlements, if any, with taxing authorities.

(b)	Estimated interest for variable rate debt is based on rates at March 31, 2008

Other Commitments (In millions)	Total
Guarantees of loans	$—
Letters of credit	164.3
Minimum payments to tribes	51.9

The agreements pursuant to which we manage casinos on Indian lands contain provisions required by law that provide that a minimum monthly payment be made to the tribe. That obligation has priority over scheduled repayments of borrowings for development costs and over the management fee earned and paid to the manager. In the event that insufficient cash flow is generated by the operations to fund this payment, we must pay the shortfall to the tribe. Subject to certain limitations as to time, such advances, if any, would be repaid to us in future periods in which operations generate cash flow in excess of the required minimum payment. These commitments will terminate upon the occurrence of certain defined events, including termination of the management contract. Our aggregate monthly commitment for the minimum guaranteed payments, pursuant to these contracts for the four managed Indian-owned facilities now open, which extend for periods of up to 68 months from March 31, 2008, is $1.2 million. Each of these casinos currently generates sufficient cash flows to cover all of its obligations, including its debt service.

DEBT COVENANT COMPLIANCE

Certain covenants contained in the credit agreement governing our new senior secured credit facilities, the indenture and other agreements governing our new 10.75% Senior Notes due 2016, 10.75% Senior Toggle Notes due 2018 and senior interim loans (i) require the maintenance of a senior secured debt to Adjusted EBITDA ratio and (ii) restrict our ability to take certain actions such as incurring additional debt or making acquisitions if we are unable to meet defined Adjusted EBITDA to Fixed Charges, senior secured debt to Adjusted EBITDA and consolidated debt to Adjusted EBITDA ratios. The most restrictive of these covenants, the covenants that restrict additional indebtedness and the ability to make future acquisitions, require an Adjusted EBITDA to Fixed Charges ratio (measured on a trailing four-quarter basis) of 2.0: 1.0. Failure to comply with these covenants can result in limiting our long-term growth prospects by hindering our ability to incur future indebtedness or grow through acquisitions.

EBITDA is defined as income from continuing operations plus interest, income taxes, depreciation and amortization. EBITDA is not a recognized term under U.S. GAAP and does not purport to be an alternative to income from continuing operations as a measure of operating performance or to cash flows from operations as a measure of liquidity. Additionally, EBITDA is not intended to be a measure of free cash flow available for management’s discretionary use, as it does not consider certain cash requirements such as interest payments, tax payments and debt service requirements. Our presentation of EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Management believes EBITDA is helpful in highlighting trends because EBITDA excludes the results of decisions that are outside the control of operating management and can differ significantly from company to company depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which companies operate and capital investments. Management compensates for the limitations of using non-GAAP financial measures by using them to supplement U.S. GAAP results to provide a more complete understanding of the factors and trends affecting the business than U.S. GAAP results alone. Because not all companies use identical calculations, these presentations of EBITDA may not be comparable to other similarly titled measures of other companies. Adjusted EBITDA is defined as EBITDA further adjusted to exclude unusual items and other adjustments required or permitted in calculating covenant compliance under the indenture and other agreements governing the senior notes, senior toggle notes and senior interim loans and/or our new senior credit facilities. We believe that the inclusion of supplementary adjustments to EBITDA applied in presenting Adjusted EBITDA are appropriate to provide additional information to investors about certain material non-cash items and about unusual items that we do not expect to continue at the same level in the future. Because not all companies use identical calculations, our presentation of Adjusted EBITDA may not be comparable to other similarly titled measures of other companies.

The following table reconciles EBITDA and Adjusted EBITDA of HOC for the twelve months ended March 31, 2008, and takes into consideration the CMBS Spin-Off, the London Clubs Transfer and the Post-Closing CMBS Transaction as if they had occurred at the beginning of the period.

	Successor	Predecessor	Combined	Predecessor	Predecessor
(In millions)	January 28, 2008 Through March 31, 2008	January 1, 2008 Through January 27, 2008	January 1, 2008 Through March 31, 2008	March 31, 2007	December 31, 2007	Last Twelve Months
(Loss)/income from continuing operations	$(177.9)	$(109.1)	$(287.0)	$68.7	$163.1	$(192.6)
Interest expense, net	375.8	85.7	461.5	184.0	776.0	1,053.5
(Benefit)/provision for income taxes	(71.9)	(21.7)	(93.6)	46.2	170.1	30.3
Depreciation and amortization	117.5	56.4	173.9	170.9	727.2	730.2

EBITDA	243.5	11.3	254.8	469.8	1,836.4	1,621.4

Project opening costs, abandoned projects and development costs (a)	2.2	0.9	3.1	8.8	26.9	21.2
Merger and integration costs (b)	17.0	125.6	142.6	2.8	9.4	149.2
Losses on early extinguishments of debt (c)	211.3	—	211.3	—	2.0	213.3
Minority interests, net of distributions (d)	(2.7)	0.8	(1.9)	3.6	(3.7)	(9.2)
Impairment of goodwill, intangible assets and investment securities (e)	—	—	—	—	155.9	155.9
Non-cash expense for stock compensation benefits (f)	1.1	1.7	2.8	8.9	38.2	32.1
Income from insurance claims for hurricane losses (g)	(185.4)	—	(185.4)	(18.7)	(130.3)	(297.0)
Other non-recurring or non-cash items (h)	16.2	0.8	17.0	6.8	55.6	65.8
Pro forma adjustment for acquired, new or disposed properties (i)	—	—	—	4.3	3.3	(1.0)
Pro forma adjustment for yet-to-be realized cost savings (j)						47.0

Adjusted EBITDA						$1,998.7

(a)	Represents (i) project opening costs incurred in connection with the integration of acquired properties and with expansion and renovation projects at various properties, (ii) write-off of abandoned development projects and (iii) non-recurring strategic planning and restructuring costs.
(b)	Represents costs in connection with the Acquisition, including review of certain strategic matters by the special committee established by Harrah’s Entertainment’s Board of Directors.
(c)	Represents premiums paid and the write-off of historical unamortized deferred financing costs.
(d)	Represents minority owners’ share of income from our majority-owned subsidiaries, net of cash distributions to minority owners.
(e)	Represents impairment of intangible assets related to London Clubs and Caesars Indiana and impairment of investment securities.
(f)	Represents non-cash compensation expense related to stock options, SARS and restricted stock.
(g)	Represents non-recurring insurance recoveries related to Hurricanes Katrina and Rita.
(h)	Represents the elimination of other non-recurring and non-cash items such as litigation awards and settlements, severance and relocation costs, excess gaming taxes, gains and losses from disposal of assets, equity in non-consolidated subsidiaries (net of distributions) and one-time costs relating to new state gaming legislation.
(i)	Represents the full year/period estimated impact of acquired, new and disposed properties.
(j)	Represents the annualized additional cost savings expected to be realized from our previously announced profitability improvement program.

FINANCIAL AND OTHER INFORMATION RELATED TO THE POST-CLOSING CMBS TRANSACTION

We anticipate that the Post-Closing CMBS Transaction will occur during the second quarter of 2008; however, because the Post-Closing CMBS Transaction requires regulatory approval, we cannot be assured that it will occur within the time anticipated or at all. If we are unable to complete all or a portion of the Post-Closing CMBS Transaction, much of the pro forma financial and other information included herein, which assumes that the Post-Closing CMBS Transaction has occurred, would not be representative of HOC as we would not own Harrah’s Lake Tahoe, Harveys Lake Tahoe, Bill’s Lake Tahoe and Showboat Atlantic City and would instead own Paris Las Vegas and Harrah’s Laughlin. Paris Las Vegas is located on the Las Vegas Strip, has 2,920 hotel rooms, 85,000 square feet of casino space, 1,170 slot machines and 110 table games. Harrah’s Laughlin is located in Laughlin, Nevada, has 1,510 hotel rooms, 47,000 square feet of casino space, 920 slot machines and 40 table games.

Were the Post-Closing CMBS Transaction not to occur, HOC’s overall pro forma operating results would be as follows:

(In millions)	Successor Period Jan. 28, 2008 through Mar. 31, 2008	Predecessor Period Jan. 1, 2008 through Jan. 27, 2008	Combined Three Months Ended Mar. 31,2008	Predecessor Three Months Ended Mar. 31,2007	Percentage Increase/ Decrease
Casino revenues	$1,126.1	$482.1	$1,608.2	$1,653.0	(2.7)%
Net revenues	1,270.9	578.2	1,849.1	1,980.7	(6.6)%
Income/(loss) from operations	347.2	(34.8)	312.4	324.7	(3.8)%
(Loss)/income from continuing operations	(158.3)	(101.0)	(259.3)	95.1	N/M
Operating margin	27.3%	(6.0)%	16.9%	16.4%	0.5	pts

N/M=Not Meaningful

HOC’s Adjusted EBITDA would be as follows:

	Successor	Predecessor	Combined	Predecessor	Predecessor	Last Twelve Months
(In millions)	January 28, 2008 Through March 31, 2008	January 1, 2008 Through January 27, 2008	January 1, 2008 Through March 31, 2008	March 31, 2007	December 31, 2007
(Loss)/income from continuing operations	$(158.3)	$(101.0)	$(259.3)	$95.1	$250.3	$(104.1)
Interest expense, net	358.2	82.3	440.5	172.9	731.1	998.7
(Benefit)/provision for income taxes	(60.7)	(16.4)	(77.1)	59.4	214.9	78.4
Depreciation and amortization	117.0	55.3	172.3	164.7	703.7	711.3

EBITDA	256.2	20.2	276.4	492.1	1,900.0	1,684.3
Project opening costs, abandoned projects and development costs (a)	2.2	0.9	3.1	8.8	26.8	21.1
Merger and integration costs (b)	17.0	125.6	142.6	2.8	9.4	149.2
Losses on early extinguishments of debt (c)	211.3	—	211.3	—	2.0	213.3
Minority interests, net of distributions (d)	(2.7)	0.8	(1.9)	3.6	(3.7)	(9.2)
Impairment of goodwill, intangible assets and investment securities (e)	—	—	—	—	155.9	155.9
Non-cash expense for stock compensation benefits (f)	1.7	1.7	3.4	8.9	38.0	32.5
Income from insurance claims for hurricane losses (g)	(185.4)	—	(185.4)	(18.7)	(130.3)	(297.0)
Other non-recurring or non-cash items (h)	17.2	0.8	18.0	6.6	48.4	59.8
Pro forma adjustment for acquired, new or disposed properties (i)	—	—	—	4.3	3.3	(1.0)
Pro forma adjustment for yet-to-be realized cost savings (j)						47.0

Adjusted EBITDA						$2,055.9

(a)	Represents (i) project opening costs incurred in connection with the integration of acquired properties and with expansion and renovation projects at various properties, (ii) write-off of abandoned development projects and (iii) non-recurring strategic planning and restructuring costs.
(b)	Represents costs in connection with the Acquisition, including review of certain strategic matters by the special committee established by Harrah’s Entertainment’s Board of Directors.
(c)	Represents premiums paid and the write-off of historical unamortized deferred financing costs.
(d)	Represents minority owners’ share of income from our majority-owned subsidiaries, net of cash distributions to minority owners.
(e)	Represents impairment of intangible assets related to London Clubs and Caesars Indiana and impairment of investment securities.
(f)	Represents non-cash compensation expense related to stock options, SARs and restricted stock.
(g)	Represents non-recurring insurance recoveries related to Hurricanes Katrina and Rita.
(h)	Represents the elimination of other non-recurring and non-cash items such as litigation awards and settlements, severance and relocation costs, excess gaming taxes, gains and losses from disposal of assets, equity in non-consolidated subsidiaries (net of distributions) and one-time costs relating to new state gaming legislation.
(i)	Represents the full year/period estimated impact of acquired, new and disposed properties.
(j)	Represents the annualized additional cost savings expected to be realized from our previously announced profitability improvement program.

In particular, our pro forma Las Vegas, Atlantic City and Other Nevada results would be as set forth below:

Las Vegas Results

(In millions)	Successor Period Jan. 28, 2008 through Mar. 31, 2008	Predecessor Period Jan. 1, 2008 through Jan. 27, 2008	Combined Three Months Ended Mar. 31, 2008	Predecessor Three Months Ended Mar. 31, 2007	Percentage Increase/ Decrease
Casino revenues	$168.3	$85.1	$253.4	$258.4	(1.9)%
Net revenues	353.1	156.8	509.9	523.2	(2.5)%
Income from operations	85.8	38.1	123.9	139.5	(11.2)%
Operating margin	24.3%	24.3%	24.3%	26.7%	(2.4	)pts

Atlantic City Results
(In millions)	Successor Period Jan. 28, 2008 through Mar. 31, 2008	Predecessor Period Jan. 1, 2008 through Jan. 27, 2008	Combined Three Months Ended Mar. 31, 2008	Predecessor Three Months Ended Mar. 31, 2007	Percentage Increase/ Decrease
Casino revenues	$259.5	$102.6	$362.1	$348.4	3.9%
Net revenues	259.0	100.8	359.8	337.0	6.8%
Income from operations	37.9	7.1	45.0	38.9	15.7%
Operating margin	14.6%	7.0%	12.5%	11.5%	1.0pts
Other Nevada Results
(In millions)	Successor Period Jan. 28, 2008 Through Mar. 31, 2008	Predecessor Period Jan. 1, 2008 through Jan. 27, 2008	Combined Three Months Ended Mar. 31, 2008	Predecessor Three Months Ended Mar. 31, 2007	Percentage Increase/ Decrease
Casino revenues	$45.4	$16.4	$61.8	$64.2	(3.7)%
Net revenues	52.6	19.4	72.0	75.7	(4.9)%
Income from operations	6.5	0.5	7.0	11.8	(40.7)%
Operating margin	12.4%	2.6%	9.7%	15.6%	(5.9	)pts